July 25, 2012

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Washington DC  20549

Re: File No. 0-51139

Dear Mr. Humphrey,

This letter is intended to respond to your comments contained in your correspondence dated July 16, 2012 pursuant to the mandates of Sarbanes-Oxley regarding the tri-annual review of all registrants’ reports.  Previous correspondence was your letter to us dated May 22, 2012 and our initial response dated June 14, 2012.

We plan to file an amendment to our Form 10K filed for the year ended December 31, 2011 and to our Form 10Q for the quarter ended March 31, 2012 as a result of this process. Previously our general counsel, Roger Davidson, spoke with your office and that it is agreed that we may file this responsive correspondence on Edgar but that the supplemental documents including the proposed 10K/A and 10Q/A may be delivered to you in PDF format by way of e-mail. We have completed the changes to the December 31, 2011 10K/A and the March 31, 2012 10Q/A.  After your review we plan to submit these documents via EDGAR.

We represent the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing.
•	The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wayne Harding

Wayne Harding, CFO
Two Rivers Water Company

Two Rivers Water Company – 2000 South Colorado Blvd., Tower 1 Ste 3100 – Denver, CO 80222
(303) 222-1000   www.2riverswater.com

We will first state your comment in italics and then we will provide a response.  We have submitted by email a review changes copy of our proposed 2011 10K/A and March 31, 2012 10Q/A in PDF format.

Your comment:

 Business Summary, page 1
1. Refer to your response to our prior comment 1. Please expand your narrative on page 2 to also disclose the fact that the historic average annual diversion of 15,000 acre-feet of water is based on a 50+ year period of record and that it also relies on historic studies of these rights by a variety of engineers at various times. In addition, please disclose the averages for the most recent ten, five and three fiscal years as provided in your response.

Our response:

The Company will amend its disclosures to the Business Summary, Page 1 with the following language:

“The 15,000 acre-feet average is based on a 50+ year period of record and also relies on historic studies of these rights by a variety of engineers at various times.”

In response to your request for the Company to disclose the averages for the most recent ten, five, and three fiscal years, the Company believes that using averages relating to only recent years can be misleading.  If one of those years was particularly dry or wet, it would skew the averages.  It is common practice within the water industry in Colorado to use on larger periods of time to create reliable averages.

Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 12
2. Refer to your response to our prior comment 2. Please expand your disclosure to also include some of the information provided in your response. Specifically, please disclose that “All of the Two Rivers’ reservoirs are used for irrigation in a similar manner to other reservoirs in the region, with the exception of Pueblo Reservoir which was also constructed for flood control. Direct flow rights are generally senior to most storage rights but typically do not divert early in the spring when the storage rights fill. The Arkansas River basin below Pueblo Reservoir also operates a Winter Storage Program that re-allocates winter direct flow rights to storage in reservoirs from November 15 to March 15 each year.”

Our response:

The Company will amend its disclosures relating to the Orlando reservoir to include the following language:

“All of the Two Rivers’ reservoirs are used for irrigation in a similar manner to other reservoirs in the region, with the exception of Pueblo Reservoir which was also constructed for flood control. Direct flow rights are generally senior to most storage rights but typically do not divert early in the spring when storage rights fill.  The Arkansas River basin below Pueblo Reservoir also operates a Winter Storage Program that re-allocates winter direct flow rights to storage in reservoirs from November 15 to March 15 each year.”

SEC 2011 10K Review Response Letter

Risk Factors, page 14
The adequacy of our water supplies depends upon a variety of uncontrolled factors, page 18
4. Refer to your response to our prior comment 4. Please expand your disclosures to include the language proposed in your response.

Our response:

We have incorporated the following disclosure on page 18 of our proposed 10K/A:

In 2011, due to an extensive drought in our farming area, we did not produce a crop.

Management’s Discussion and Analysis, page 30
Results of Operations, page 31
5.  Refer to your responses to our prior comments 5, 7 and 8. In view of the fact that you have very little operating revenue and you are currently judging your performance based upon established budgets, we do not disagree with your conclusion that no segment discussion is currently required in MD&A. Please omit the proposed discussions of your farming business and your water business from your MD&A. When you begin to utilize gross margin to assess segment profitability, please expand your discussion to address revenues, direct cost of revenues and gross margin for each segment.

Liquidity, page 32
6. Refer to your response to our prior comment 9. Please revise the Liquidity discussion to make the change that you propose.

7. Refer to your response to our prior comment 10. Please revise your financial statements to reclassify the cost to retire your common stock as a financing activity. Your MD&A discussion of cash flows should also be revised to reflect this reclassification.

Our response:

We have made the corrections whereby we are not discussing our business segments within our MD&A and as previously proposed by us in the draft of the 10K/A that is included with our response.

SEC 2011 10K Review Response Letter

Contractual Obligations, page 37
8. Refer to your response to our prior comment 11. Please revise your filing to include the changes you propose.

Our response:

We have made the corrections as previously proposed by us in the draft of the 10K/A that is included with our response.

Financial Statements
Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 65

9. Reference is made to your responses to our prior comments 16, 17, 22 and 23. To facilitate our understanding of this transaction and your method of accounting for same, please tell us about the Orlando purchase in greater detail. We understand that, on May 28, 2010, you entered into an agreement to lease two years of water stored in the Orlando No. 2 Reservoir. However, in September 2010, you entered into a $100,000 option agreement to acquire land and water rights from the buyer instead, which was to be applied against the purchase price (approximately $3.1 million) if a “closing” occurred. Closing was to occur no later than October 29, 2010 and the entire property was to be acquired unless the seller agreed otherwise in writing. We note that you originally intended to use the water rights for irrigation elsewhere. However, your substitute water supply plan was rejected and, as a result of that decision, you elected to purchase land. Please tell us the date that your proposed plan was rejected. In addition, please provide us with support for your conclusion that you “purchased” water rights and infrastructure as of January 2011. Based upon the language of the September option agreement and the document described directly below, it is not clear that an actual closing occurred at that date. Please also indicate the date that the initial $100,000 option payment was made. Please advise, supplementally and in detail. We may have further comments upon review of your related responses.

Our response:

In 2010, the Company entered into negotiations to lease water from Orlando Reservoir No.2 Company, LLC (“Orlando”).  These negotiations resulted in a May 28, 2010 Water Lease requiring a $30,000 payment. On September 22, 2010, these Parties entered into a Purchase Agreement whereby the Company would purchase certain land and water assets from Orlando.  This September 22, 2010 transaction required the Company to pay $100,000 in earnest money.  Upon closing the transaction, the Water Lease would terminate, and the $30,000 Water Lease payment would be credited to the purchase price. After a series of extensions, the transaction was closed on January 28, 2011. The earnest money of $100,000 was transferred on January 28, 2011 and credited to the purchase price. Shortly thereafter, the Company submitted a Substitute Water Supply Plan to the applicable authorities, who rejected the plan on April 13, 2011.

SEC 2011 10K Review Response Letter

The Company and Orlando renegotiated the January 28, 2011 transaction.  The resulting restructure was executed on May 9, 2011 (“Master Agreement”) and the parties agreed that the Company would purchase all of the membership interests of Orlando.  The Company was able to increase the amount of land purchased, obtain a forgiveness of debt from the prior asset purchase and issue 650,000 shares of its stock in partial satisfaction of the purchase price.  This restructure only increased the purchase price by $56,750, as described in the table in our response to your comment 23.  The Master Agreement had a closing date of July 28, 2011.  At no time prior to July 28, 2011 did the Company have an equity interest in Orlando.  On July 28, 2011, the parties amended the Master Agreement to allow a partial closing on July 28, 2011 and the remaining obligations were closed on September 7, 2011.  At the second closing, the sellers agreed to take $187,500 of the remaining amount owed in the form of promissory note.

Quarter ended	Project status	Capitalized amount	Our Ownership of Orlando LLC
March 31, 2011	Purchased the Orlando reservoir including water direct flow rights and storage rights	$3,000,000 to Water rights and infrastructure and $100,000 to Land	none
June 30, 2011	No additional activity	No changes	none
September 30, 2011	Please refer to our response to your comments 22 and 23 for detail. Restructured the purchase to include the purchase of the entire Orlando Reservoir No.5 Company for an additional $56,750.		100%
December 31, 2011	No additional activity	No changes	100%

10. You have also provided us with an undated “First Amendment to Master Agreement” dated 9th day of May, 2011 (the “effective date”). We do not yet have a copy of the actual Master Agreement itself. This amended agreement indicates that the closing had been extended due to lack of funds but that you had raised half of the funds needed to “Close on the transaction” and that you had confidence that the remainder of the funds to complete the purchase could be obtained. As a result, the seller was now willing “to close” the transaction in two stages. Refer to Section II of the document with regard to “Closing.” It appears that the transfer of the property had not yet occurred. Please advise, supplementally and in detail. Please also tell us the date of this Amended Agreement. We assume there were no subsequent amendments to the agreement. Please confirm, or supply a copy supplementally.

SEC 2011 10K Review Response Letter

Our response:

The Company and Orlando renegotiated the January 28, 2011 transaction.  The resulting restructure was executed on May 9, 2011 (“Master Agreement”) and the parties agreed that the Company would instead purchase all of the membership interests of Orlando.  The Company was able to increase the amount of land purchased, obtain a forgiveness of debt from the prior asset purchase, and issue 650,000 shares of its stock in partial satisfaction of the purchase price.  This restructure only increased the purchase price by $56,750, as described in the table in our response to your comment 23.  The Master Agreement had a closing date of July 28, 2011.  At no time prior to July 28, 2011 did the Company have an equity interest in Orlando.  On July 28, 2011, the parties amended the Master Agreement to allow a partial closing on July 28, 2011.  The Company received a 50 percent membership interest in Orlando at the first closing on July 28, 2011.  The remaining obligations, including transfer of the remaining 50% of membership interests of Orlando, were closed on September 7, 2011.  At the second closing, the sellers agreed to take $187,500 of the remaining amount owed in the form of promissory note.

11. Please explain, in expanded detail, exactly how the land ultimately purchased differs from the land contemplated in the First Amendment to the Master Agreement referred to above. Describe and quantify the additional assets that you acquired when you agreed to purchase the “entire Orlando Reservoir No. 2 Company” for an additional $56,720.

Our response:

By purchasing the entity that owned the Orlando Reservoir No. 2 assets that were the subject of the Purchase Agreement, the Company acquired an approximate 1,500 acres near the Orlando Reservoir No.2.  The additional $56,720 was due to the renegotiation of the purchase to include the entire LLC, which as noted above, included increased land purchase, forgiveness of debt and the valuation of our common stock issued to the sellers.

12.  Reference is made to your discussion of “Acquisition of the Orlando” on page 71 of your draft of the proposed Form 10-K amendment. We note that the price paid for Orlando is stated at $3,459,000. Please reconcile this figure with the figures presented in your response to our prior comment 23 (page 19 of your response letter). If the ultimate (renegotiated) purchase price was greater than the original purchase price, please explain why you have recorded a forgiveness of debt in the amount of $383,777. We may have further comments upon review of your response.

Our response:

The stated purchase price was $3,459,000.   Detail was provided in the original 10K on how we examined the consideration given and applied fair market value as it pertains to our stock issued.  We also included the original debt being paid and the accrued interest.  This calculation resulted in a booked purchase price of $3,156,750 and a forgiveness of debt of $383,777.  See calculations below.

SEC 2011 10K Review Response Letter

Partial closing on July 28, 2011 and final closing on September 7, 2011
Prior to closing July 28, 2011 closing, paid $200,000
			Allocation
Consideration given:			Water	Land
Cash - closing 1-28-11		$100,000	$-	$100,000
Cash - 5-10-11		$100,000	$100,000

Closing on July 28, 2011
Cash		$700,000	$700,000
TURV stock:
Shares	325,000
Closing price on July 28, 2011	$2.40	$780,000	$600,000	$180,000

Closing on September 9, 2011
Cash		$512,500	$512,500
TURV Stock:
shares	325,000
Closing price on Sept 9, 2011	$2.39	$776,750	$597,500	$179,250

Seller carry back note		$187,500	$187,500
Totals		$3,156,750	$2,697,500	$459,250

Original debt			$3,000,000
Accrued interest			$62,178	(booked through June 30, 2011)
Interest July 1 - 2 closings			$19,099
Forgiveness of debt			$383,777

Summary:
Total cash paid			$1,412,500
Stock issued:
shares		650,000
valuation			$1,556,750
Seller carry back note			$187,500
			$3,156,750
Notes:
(1) doesn't include the accrued interest previously booked and should be added.

13. We assume that the original water lease agreement with the seller was terminated and a lease payment was refunded as contemplated in the Purchase Agreement. Please explain when and how these transactions occurred and were recorded. In addition, we note that the First Amendment to the Master Agreement refers to a covenant not to compete, a recreational use easement, a service agreement and that the seller granted easements or a lease of some ground around or adjacent to the irrigable land to accommodate farming operations. Please explain how you valued, accounted for and recorded each of these contractual arrangements as well as any other similar rights, obligations, or accommodations as applicable.

SEC 2011 10K Review Response Letter

Our response:

The Water Lease was terminated upon the closing of the Purchase Agreement of January 28, 2011.  The $30,000 payment under the Water Lease was credited towards the purchase price in the Purchase Agreement.

The covenant not to compete, recreational use easement, and service agreement were integrated into the Master Agreement and were considered when valuing the transaction as a whole.

14. Reference is made to page 7 of the valuation of assets held by Orlando Reservoir No. 2. If an option exists for the repurchase of certain land, please tell us where that option has been disclosed in the financial statement footnotes or expand your disclosures to address it.

Our response:

The Company proposes to add the following language to all disclosures in the 10-K about the Orlando (page 12 of the 10K/A draft):

“The irrigable farmland is subject to the right to repurchase by the sellers.  The repurchase option is for $1.00 and is only effective on or after September 7, 2021 and only if the sellers have previously offered to purchase from the Company at least 2,500 SFE (single family equivalent) Taps, and tendered payment of a $6,500 Water Resource Fee per SFE Tap pursuant to an agreement.  Also, the sellers of Orlando have the right after twenty years to repurchase the land back for $2,000 per acre. Further, if the Company does not use its best efforts to complete certain improvements to the irrigable farmland, such as installing an irrigation system by September 7, 2013, of if the Company has not commenced farming of the irrigable farmland by September 7, 2013, the sellers shall be entitled to repurchase the irrigable farmland at a price of $450,000 or by return of the 150,000 shares of the Company that were transferred as part of the purchase price for the irrigable farmland.”

Note 4. Notes Payable, page 75
15. Refer to your response to our prior comment 25. We have reviewed your response but we are not persuaded that a beneficial interest should not be recorded in connection with this transaction. We note that you have appropriately allocated a portion of the proceeds to the detachable warrants and that you are amortizing that amount over the life of the note. However, it is also necessary to deduct the value of the warrants from the proceeds when determining whether a beneficial conversion feature exists. Your attention is invited to ASC 470-20-30-5 for guidance. Specifically, the $5,332,000 in debt may be converted by its holders into 2,132,800 shares of common stock. However, as $1,675,000 of the proceeds from the issuance has been allocated to the warrants, the proceeds applicable to the debt are just $3,657,000. Conversion of this balance into 2,132,800 shares of common stock results in a per share conversion price of approximately $1.71 per share. This value is significantly below the fair market values of your stock at each of the closing dates. As a result, it appears that a beneficial conversion feature should have been recorded for the difference. If you continue to believe that your current accounting is appropriate, please explain to us (supplementally and in detail) how our understanding is not correct.

SEC 2011 10K Review Response Letter

Our response:

The Company will accept your approach for the necessity to recognize a beneficial conversion feature. Specifically, we have computed the BCF to be $1,490,640 computed as follows:

Fair value of the warrants to note holders = $0.7854/share, making the new conversion price of the convertible debt at $1.7146/share.  Therefore:

Date	Amt closed	Stock Price	Difference in BCF and FMV stock price	# of shares	BCF
6/27/2011	$3,355,000	$2.49	$0.7754	1,342,000	$1,040,523
8/5/2011	$385,000	$2.25	$0.5354	154,000	$82,444
8/26/2011	$1,387,500	$2.25	$0.5354	555,000	$297,121
9/21/2011	$115,000	$2.75	$1.0354	46,000	$47,626
9/29/2011	$89,500	$2.35	$0.6354	35,800	$22,746
	$5,332,000			2,132,800	$1,490,460

We have also updated Note 5, Notes Payable to reflect the computation of the beneficial conversion feature.

With the 2011 10K/A we will file the relevant transactional documents as exhibits.

Exhibit 10.2	Purchase Agreement dated September 22, 2010 between Two Rivers Water Company and The Orlando Reservoir No. 2 Company, LLC.
Exhibit 10.3	Master Agreement dated May 9, 2011 between The Orlando Reservoir No. 2 Company LLC, and affiliates, and Two Rivers Water Company, and affiliates.
Exhibit 10.4	First Amendment to Master Agreement, dated July 28, 2011.
Exhibit 10.5	Second Amendment to Master Agreement, dated September 7, 2011.

SEC 2011 10K Review Response Letter

Note 5. Information on Business Segments, page 79
16. We understand, from your response to our prior comment 6, that you will revise your footnote to reclassify $15,000 in revenue from Corporate to the Water segment.

17. Refer to your response to our prior comment 7. Please expand your disclosures to include the information provided to the staff under “Further response on your comment #7” on page 8 of your response letter.

18. Refer to our prior comment 6. It appears, from your responses, that the Parent represents your corporate function and that it does not qualify as a separate reportable operating segment under ASC 280-10-50-1. If our understanding is correct, please clarify this fact in your opening narrative on page 79. In addition, please expand that narrative to also clarify the fact that segment allocations may differ from those on the face of the income statement.

Our response:

Within our proposed 10K/A, we have made the correction of $15,000 to the 2010 segment reporting; added our prior response to comment 7, and added clarity about the Parent segment not being a separate reportable operating segment and the fact that segment allocations may differ from those on the face of the income statement.

Note 6. Equity Transactions, page 81
19. We have reviewed your response to our prior comment 26. Please revise your footnote to include the proposed changes in disclosure.

20. As a related matter, it appears from your response that the aggregate value of the 1,372,000 shares issued for debt falls approximately $200,000 below the $3,332,000 value attributed to the shares in the Statement of Changes in Stockholders’ Equity. Please reconcile the difference or advise as to how our understanding is not correct.

Our response:

Within our proposed 10K/A, we have made our previously proposed corrections.

As for your #20, the difference is the accrued interest payable on our books that needed to be eliminated through the payment of our stock.

SEC 2011 10K Review Response Letter

Item 9A. Controls and Procedures, page 38
21. We note your conclusion that disclosure controls and procedures were effective as of December 31, 2011. Please tell us whether your conclusion remains the same and explain the basis for your decision.

22. Our comment applies to your conclusion as to the effectiveness of your internal controls over financial reporting as well, as stated under Item 9A.(T). Controls and Procedures on pages 39 and 40.

Our response:

We believe that the disclosure controls and procedures are still effective.  In 2011, we engaged internal control consultants to assist in the review and documentation of our internal controls.  We have reviewed our processes in 2012 to ascertain compliance with our controls.  The review showed continued compliance.

In regards to the restatement relating to the accounting treatment of the beneficial conversion feature of the Series B warrants, the Company believes its internal controls were effective.   In preparing the Company’s 2011 10-K, the Company specifically analyzed for the presence of a beneficial conversion feature.  This analysis included input and research from the Company’s management and internal accounting staff, the Audit Committee of the Board of Directors of the Company, an independent accounting expert, and the Company’s independent public accounting firm.

Because of the terms of our convertible debentures, and the application of the ASC references, we concluded that the debt conversion feature was not beneficial.

It was our interpretation of ASC 470-20-25-4 that beneficial conversion features either must be settled in stock or give the issuer a choice of settling the obligation in either stock or cash.   The Series B warrants did not have to be settled for stock nor did the Company have a choice of settling for either stock or cash.  The Series B warrants are ultimately convertible at the election of the holder.

The Company further believed that the conversion features of the Series B debt was not beneficial based on guidance from ASC 470-20-25-12: “No portion of the proceeds from the issuance of the types of convertible debt instruments described in the preceding two paragraphs and paragraph 470-20-25-14 shall be accounted for as attributable to the conversion feature.”  The preceding two paragraphs include the following language:

“This section addresses debt instruments that have both of the following characteristics:
                a. The debt instrument is convertible into common stock of the issuer or an affiliated entity at a specified price at the option of the holder.
                b. The debt instrument is sold at a price or has a value at issuance not significantly in excess of the face amount.”

The Company’s Series B debt is convertible into common stock of the issuer at a specified price at the option of the holder and was also sold at face amount.  Further, acknowledging that there could be a separate interpretation, the Company accounted for the beneficial conversion in the most conservative manner.

Upon discussion with the SEC staff, it was pointed out that it is the SEC’s opinion that Sections 25-10 through 25-15 only applies to debt without detachable warrants.  Based on this interpretation, then Series B does have a convertible debt feature.  Therefore, we have proposed to amend our financial statements for December 31, 2011 and March 31, 2012.

General
23. Refer to your responses to our prior comments 12, 13, 18, 19, 20, 21, 24, and 27. Please revise your filing to include the changes proposed in your responses.

Our response:

We have made these changes in our proposed 10K/A and 10 Q/A, a copy of which is included with this response with marked changes showing the proposed changes from the original filings.

SEC 2011 10K Review Response Letter